EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year Ended December 31
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$32,713	$27,781	$24,256	$26,924	$27,989
Plus interest expense	20,537	13,854	13,222	13,503	14,322

Earnings including interest on deposits	53,250	41,635	37,478	40,427	42,311
Less interest on deposits	6,616	5,559	5,257	5,672	6,206

Earnings excluding interest on deposits	$46,634	$36,076	$32,221	$34,755	$36,105

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$20,537	$13,854	$13,222	$13,503	$14,322
Less interest on deposits	6,616	5,559	5,257	5,672	6,206

Excluding interest on deposits	$13,921	$8,295	$7,965	$7,831	$8,116

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	2.59	3.01	2.83	2.99	2.95
Excluding interest on deposits	3.35	4.35	4.05	4.44	4.45

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